Noel M. Gruber 1250 24th Street NW, Suite 700 Washington, DC 20037 ngruber@buckleysandler.com 202.349.8043

December 22, 2010

VIA EDGAR

Mr. Michael Clampitt

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:          Eagle Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-25923

On behalf of Eagle Bancorp, Inc. (the “Company”), we hereby provide the Company’s response to the comment letter dated, October 25, 2010 in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.  In accordance with the undersigned’s discussion with Michael Seaman of the Commission Staff, the Company will file an amended Form 10-K (the “Form 10-K/A”) after the Staff has advised the Company that it has no further comments.  Pages reflecting the proposed substantive changes to be included in the Form 10-K/A were provided in response to the Staff’s prior comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.                                      Please note that Rule l2b-15 requires amendments to set forth the complete text of each item as amended.

The Company understands the requirements of Rule 12b-15 and will file the complete text of each item as amended.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

2.                                      We note that your response to prior comment 10 in our letter dated May 26, 2010 does not address all of your performance metrics. Please do so. Also, please advise us if any of the metrics are regional or branch specific. Finally, please confirm that in future filings you will disclose your performance metrics and, in the event you do not do so based on a competitive harm analysis, you will include a discussion regarding the difficulty of achieving any excluded metrics.

As discussed with Mr. Seaman, the Company has provided disclosure of the 2009 metrics in a manner which it believes is consistent with the discussions with Staff during the review of the Company’s registration statement on Form S-4 in 2008.  At the time of the 2008 review, the Company used a smaller number of broader metrics under the Senior Executive Incentive Plan (the “Plan”) , as follows:

•                  Non-Interest Income to Total Income;

•                  Net Interest Margin;

•                  Efficiency Ratio;

•                  Total Deposit Growth;

•                  Total Loan Growth; and

•                  Non-Interest Expense.

In connection with that review, Staff of the Commission advised the Company that it agreed with the Company’s analysis that the disclosure of deposit growth targets and loans growth targets would result in competitive harm and could be omitted.  For 2009, the Company expanded the number of metrics which it utilized under the Plan, as follows:

•                  Net Operating Income/Earnings Per Share;(1)

•                  Efficiency Ratio;(1)

•                  Net Interest Margin;(1)

•                  Total Loan Growth;(2)

•                  Quarterly Average Of Non-Performing Assets;

•                  Demand Deposit/Total Deposits;(2)

•                  Money Market Deposits/Total Deposits;(2)

•                  Lender Generated Core Deposit Growth;(2)

•                  Average Rate On Interest Bearing Deposits;

•                  Average Interest Rate On Investments;(1)

•                  Average Interest Rate On Loans;

•                  Percentage Growth In Non-Interest Loan Income - 2009 Over 2008;(1)

•                  Percentage Growth In Service Charge Income - 2009 Over 2008;(1)

•                  Maximum % Increase In Salary/Benefit Expense- 2009 Over 2008;(1)

•                  Maximum % Increase In Other Expenses- 2009 Over 2008;(1) and

•                  Personal Performance/Discretionary.

(1) Indicates metric for which target disclosed in Form 10-K/A.

(2) Indicates metric for which target is withheld from disclosure based upon discussions with Staff in connection with 2008 review, including metrics

2

constituting sub-categorizations of 2008 metrics.

None of the targets utilized in 2009 are geographic or branch specific.  The principal changes related to a granularization of the deposit related and expense related metrics. The Company has disclosed the expanded expense related metrics. In respect of the deposit metrics, rather than focusing solely on deposit growth, the 2009 metrics looked at the ratio of certain types of deposits to the overall level of deposits, as well as the level of growth in deposits which was lender sourced. The Company believed that the nondisclosure of these targets was consistent with the nondisclosure of the 2008 deposit growth metric, and that the deposit related metrics would in their own right qualify for nondisclosure based upon the risk of competitive harm.

The Company operates in a highly competitive marketplace, against numerous competitors, publicly reporting and private, of all sizes, each seeking competitive advantage in acquiring experienced relationship officers, managers and customers. Disclosure of the target ratios for the composition of the deposit portfolio would provide competitors with valuable information regarding the focus of the Company in its funding activities, and of its intentions in respect of the pricing of various types of deposits over the course of the year, and beyond.  For example, a low target ratio of money market deposits to total deposits would indicate to competitors that the Company was not likely to be an aggressive competitor for such deposits, which would enable a competitor to adjust its own pricing and marketing strategies, while a high target would indicate to competitors the need, for that current period and beyond, to increase its own rate competition and allocation of marketing dollars. Similarly disclosure of the percentage of deposit growth to be generated by loan officers, would provide competitors with important intelligence on the emphasis of the Company’s marketing efforts, and would enhance their ability to hire away loan officers who might prefer to focus on lending, as compared to deposit production.  And the level of deposits to be produced by lenders would lend competitors insight into the Company’s loan and deposit pricing strategy. Where the level of growth to be lender generated is higher, it would indicate a greater emphasis on higher deposit pricing, and flexibility on lower loan pricing, which would obviously be of great competitive interest to other lending institutions.

The 2009 metrics include certain additional new metrics, which the Company believes are similarly related to the 2008 metrics, or are in and of themselves eligible to be withheld based upon the possibility for competitive harm. With respect to the average rates on loans and deposits, disclosure would highlight for competitors the Company’s strategy regarding loan and deposit growth during the year, which when compared to the actual results could be used to anticipate the Company’s pricing behavior in future periods of comparable economic conditions.  In respect of the level of nonperforming assets, disclosure of this metric could provide competitors with information to assisting the hiring of employees whose compensation relies on this metric, particularly where the metric, a factor which may be beyond the control of any individual employee, is not

3

being achieved.  Moreover, such metric could be viewed by readers as an indication of the Company’s expectations with respect to the level of nonperforming assets, an important factor in valuation of bank stocks, and the ability to raise additional capital, and the failure to perform in accordance with such metric could have serious market and capital raising consequences for the Company, as well as provide competitors with fodder for negative ad campaigns directed at the Company.  As the Company strives to avoid the provision of performance guidance, any indications in respect of such an important item could have material adverse consequences for the Company. Based on the foregoing, the Company requests the concurrence of the Staff that disclosure of these three metrics, and disclosure as described herein and in the draft Form 10-K/A, is acceptable.

In future filings the Company confirms it will disclose its performance metrics in the manner set forth above, subject to the withholding of certain metrics based on a competitive harm analysis. Where a metric is not disclosed as a result of a competitive harm analysis, the Company will include a discussion of the difficulty in achieving such metrics.

Item 15. Exhibits, Financial Statement Schedules

3.                                      We note your response to prior comment 13 in our letter dated May 26, 2010. We are not persuaded that the Senior Executive Incentive Plan does not need to be included as an exhibit. Please file it as an exhibit to your amended Form 10-K.

The Company will file the 2010 Plan in redacted form, in substantially the form attached hereto.  The Company believes that the disclosure of any of the target metrics or potential payoffs prior to completion of the year would result in competitive harm to the Company by indicating to the Company’s competitors its plans, strategies and intentions with respect to loan and deposit pricing, profitability, senior officer compensation, marketing tactics and similar matters which would detrimentally affect the Company’s ability to compete. Such information would also enhance the ability of the Company’s competitors to hire away its senior officers by indicating the level of compensation and bonus compensation which they can achieve, and the level of effort required to achieve such compensation. As noted in response to Comment 2, indication of the level of deposits sought to be lender generated can increase the ability of competitors to hire the Company’s lenders, which diminishes the Company’s competitive ability.  Moreover, premature disclosure of target metrics for the 2010 Plan, or Plans for future years, would be inconsistent with the Company’s efforts to avoid market guidance on earnings, growth and performance metrics.

The Company will submit a confidential treatment request seeking to withhold disclosure of the redacted information until the filing date of the Company’s 10-K for the year ended December 31, 2010.  The Company will file an unredacted version with the Form 10-K.

4

Forms 8-K filed September 1, 2010 and September 21, 2010

4.                                      We note your response to prior comment 14 in our letter dated May 26, 2010. Please explain why you continue to include the language referenced in that comment in your filings. Confirm that you will not do so in future non-Item 2.02 or 7.01 Forms 8-K.

The continued inclusion of this language is a result of inadvertent human error, which the Company regrets. The Company has corrected this in its most recent Form 8-K filing, on November 2, 2010.  The Company confirms that it will continue to exclude such language in future filings of Form 8-K, except those under Items 2.02 or 7.01.

5.                                      We note your response to prior comment 4 in our letter dated May 26, 2010 and the confirmations you provided in the response. Please explain your use of non-GAAP financial measures in these filings.

The failure to include additional disclosure regarding the non-GAAP financial measures, and reconciliations to the most comparable GAAP measures is a result of inadvertent human error, which the Company regrets.  The Company has corrected this in its earning releases since the comment, but inadvertently failed to carry this disclosure over into its presentations.  The Company confirms that it will include such material in the next version of its presentation.

Please do not hesitate to contact the undersigned at 202.349.8043, by fax at 202.349.8080, or by email at ngruber@buckleysandler.com, if you have any questions regarding this response, have any further comments, or require further information.

Sincerely,

/s/ Noel M. Gruber

Noel M. Gruber

5

Eagle Bancorp, Inc.

Senior Executive Annual Incentive Plan

January 2010

Eagle Bank Executive Annual Incentive Plan

Plan Document and Administrative Guidelines

This Annual Incentive Plan is for the Executive Management Team of EGBN. The annual incentive plan is designed to compensate plan participants for the attainment of specified overall bank and individual goals. The objective is to align the interests of senior executives with the interests of the Bank in obtaining superior financial results.

The Plan operates on a calendar year basis (January 1st to December 31st). This same calendar year is the performance-period for determining the amount of incentive awards to be paid following year end.

PERFORMANCE CRITERIA

•        Bank Performance - For all plan participants eighty percent (80%) of the annual incentive will be based on overall bank performance. The Compensation Committee will approve bank wide goals for each senior staff member on an annual basis. In addition, they will review the Bank’s annual incentive programs to ensure they do not encourage risky behavior.

•        Individual Performance - For participants in tiers II-V, individual performance as determined by annual performance evaluations will be used to determine twenty percent (20%) of the plan participant’s incentive payout.

PERFORMANCE STANDARDS

For each performance factor (Overall Bank, and Individual), an appropriate standard of performance must be established with three essential performance points:

•        Threshold Performance: That level of performance for each factor below which no award will be given. Threshold performance will be 85% of target expectations.

•        Target Performance: The level of performance for each factor at budgeted goals. The budgeted, or expected, level of performance is based upon historical data, and management’s best judgment as to expected performance during the upcoming performance period. The Compensation Committee will approve bank wide goals on an annual basis.

•        Maximum Expected Performance: The maximum performance level is 125% of target. There will be no payouts above the maximum level. In addition, while a TARP participant, maximum payouts may be reduced to ensure no payout exceeds 1/3 of total compensation.

PLAN PAYOUTS

The Net Operating Income, Threshold level, must be met for there to be any payment made for the Bank Performance category. Participants will still be eligible to receive a payout for Individual Performance.

After all performance results are available at year-end, the awards will be calculated for each Plan participant and approved by the CEO, Compensation Committee and Board of Directors. The Compensation Committee will reserve the discretion to pay out annual incentives in cash or stock. While EGBN is a TARP participant, stock payouts will be made solely in restricted stock which will not fully vest until EGBN is no longer a TARP participant. In addition, while a TARP participant, maximum payouts may be reduced to ensure no payout exceeds 1/3 of total compensation or as specified in final guidance from the Treasury.

The actual award payouts will be calculated using a ratable approach, where award payouts are calculated as a proportion of minimum, target and maximum award opportunities. If actual performance falls between a performance level, the payout will also fall between the pre-defined performance level on a pro-rated basis. A Plan participant must be an employee at the time of the award payout in order to receive a payout. The result of the performance criteria is calculated as a percent of base salary for participants during the current Plan year. Plan payouts will be made no later than 2.5 months after the year end.

EGBN has the right to recover any incentive payments that were made based on material misstatements or inaccurate performance metrics.

PLAN ADMINISTRATION

Responsibilities of the Compensation Committee and the Board of Directors: The Compensation Committee and the Board has the responsibility to approve, amend, or terminate the Plan as necessary. The actions of the Compensation Committee and the Board shall be final and binding on all parties. The Board shall also review the operating rules of the Plan on an annual basis and revise these rules if necessary. The Board also has the sole ability to decide if an extraordinary event(1) totally outside of management’s influence, be it a windfall or a shortfall, has occurred during the current Plan year, and whether the figures should be adjusted to neutralize the effects of such events. After approval by the Board, management shall, as soon as practical, inform each of the Plan participants under the Plan of their potential award under the operating rules adopted for the Plan year.

Responsibilities of the CEO: The CEO of the Company administers the program directly and provides liaison to the Compensation Committee and the Board, including the following specific responsibilities: recommend the Plan participants to be included in the Plan each year. This includes determining if additional employees should be added to the Plan and if any Plan participants should be removed from participating in the Plan. Provide recommendations for the award opportunity amounts at target and maximum for tiers II and below. The CEO will review the objectives and evaluations, adjust guideline awards for performance and recommend final awards to the Compensation Committee. Provide other appropriate recommendations that may become necessary during the life of the plan. This could include such items as changes to Plan provisions.

Amendments and Plan Termination: The Company has developed the Plan on the basis of existing business, market and economic conditions, current services, and staff assignments. If substantial changes occur that affect these conditions, services, assignments, or forecasts, the Company may add to, amend, modify or discontinue any of the terms or conditions of the Plan at any time with approval from the Compensation Committee and the Board of Directors. The Compensation Committee and the Board of Directors may, at its sole discretion, terminate, change or amend any of the Plan as it deems appropriate.

MISCELLANEOUS

Reorganization: If the Company shall merge into or consolidate with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person such succeeding or continuing company, firm, or person shall succeed to, assume and discharge the obligations of the Company under this Plan. Upon the occurrence of such event, the term “Company” as used in this Plan shall be deemed to refer to the successor or survivor company.

Tax Withholding: The Company shall withhold any taxes that are required to be withheld from the benefits provided under this Plan.

Designated Fiduciary: The Company shall be the named fiduciary and Plan Administrator under the Plan. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

No Guarantee of Employment: This Plan is not an employment policy or contract. It does not give the Plan participant the right to remain an employee of the Company, nor does it interfere with the Company’s right to discharge the Plan participant.

(1)  An extraordinary event may include a merger, acquisition or divestiture that was not outlined in strategic plan, investment gains or losses, changes in capital cost structure, unplanned branch openings, unexpected and strong sales oriented addition to staff, and increase of 50% or more of collection expenses.

INCENTIVE RANGES, AND AWARD OBJECTIVES

Eagle Bancorp, Inc.

			Proposed Incentive Ranges			Award Objectives
Tier	Name	Position	Threshold	Target	Maximum	Bank	Ind*
I	Ron Paul	CEO				65%	35%
II	Susan Riel	Sr. EVP & COO of the Bank				80%	20%
III	Martha Foulon-Tonat	EVP & Chief Lending Officer				80%	20%
IV	Thomas Murphy	President of Retail Banking				80%	20%
V	Janice Williams	Chief Credit Officer				80%	20%
VI	James Langmead	Chief Financial Officer				80%	20%
VII	Michael Flynn	COO of Eagle Bancorp				80%	20%
			Percent of Salary			Weighting of Award

NOTE:           Threshold, Target and Maximum levels are based on the type of responsibility the members of senior management have and the comparisons made to peers in the Overall Compensation Review previously provided and reviewed by the Compensation Committee. Additionally, these percentages have been used to bring certain members of senior management’s base salary to competitive levels.

*Threshold, target and maximum payout thresholds have been established for each tier in order to budget costs associated with this program.

*Individual goals may reflect a discretionary factor from the Board’s review of performance.

2010 Senior Management Incentive Measurements

	CEO	COO	President Retail Banking	COO/HC	CLO	CFO	CCO	Target
Net Operating Income	50%	12%	12%	20%	10%	16%	12%

Net Interest Margin						16%

Interest Rate on Loans					15%

Interest on Investments						10%

Interest paid on Liabilities			8%	15%		12%

Total Loan Growth					17%

Core Deposit Growth from Lenders					10%

DDAs/Total Deposits			16%

MMAs/Total Deposits			16%

Service Charge Income		16%	16%

Non Interest Loan Income					15%

ALLL							14%

Salaries/Benefit Expense		20%	8%

Other expenses		16%	4%			10%	8%

Charge Offs							23%

NPAs					15%		23%

Efficiency Ratio	15%	16%				16%

Annual Average Individual Deposit Goals				20%

New Fee Income Products				25%

Discretionary	35%	20%	20%	20%	18%	20%	20%

TOTAL	100%	100%	100%	100%	100%	100%	100%